The James Advantage Funds
          N-SAR Item 77D. Policies with Respect to Security Investments

     On August 21, 2001, the Board of Trustees approved changes to the Registrant's investment policies in accordance with new SEC Rule 35d-1 of the Investment Company Act of 1940. Listed below are the Trust's new investment policies, which became effective November 1, 2001:

THE JAMES SMALL CAP FUND

Under normal circumstances, at least 80% of net assets will be invested in small-capitalization securities. Shareholders will be provided with at least 60 days' prior notice of any change to this policy.

THE JAMES LARGE CAP PLUS FUND

Under normal circumstances, at least 80% of net assets will be invested in large-capitalization securities. Shareholders will be provided with at least 60 days' prior notice of any change to this policy.